UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 4)

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ELKCORP
(Name of Subject Company)

ELKCORP
(Name of Person Filing Statement)

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Common Stock, Par Value $1.00 Per Share
(Title of Class of Securities)

287456107
(CUSIP Number of Class of Securities)

David G. Sisler
Senior Vice President, General Counsel and Secretary
ElkCorp
14911 Quorum Drive, Suite 600
Dallas, Texas 75254
(972) 851-0500
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

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WITH COPIES TO:

Mark Gordon, Esq.
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019
(212) 403-1000

 ☐   Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

The purpose of this Amendment No. 4 is to amend and supplement Item 4 and Item 9 in the Solicitation/Recommendation Statement (the “Statement”) on Schedule 14D-9 previously filed by ElkCorp, a Delaware corporation, on January 19, 2007, as amended on January 19, 2007, January 22, 2007 and January 23, 2007, in respect of the tender offer commenced on January 18, 2007, by an affiliate of The Carlyle Group, and to add additional exhibits and to revise the Exhibit Index accordingly.

Item 4.	The Solicitation or Recommendation.

(b)(2) Background.

The discussion set forth in Item 4(b)(2) is hereby amended and supplemented by adding the following new paragraphs at the end thereof:

                    On January 23, 2007, BMCA amended the BMCA Revised Tender Offer to increase the price offered to $43.50 per Share from $42.00 per Share. On January 23, 2007, the Board, on the recommendation of the Special Committee and with the advice of outside legal and financial advisors, made the determinations necessary under the Amended Merger Agreement to permit negotiations with BMCA and the provision of due diligence information to BMCA to recommence. From January 24, 2007 through January 29, 2007, the Company and BMCA negotiated the terms of a potential agreement providing for the acquisition by BMCA of all of the outstanding Shares at a price of $43.50 per Share. In the afternoon of January 29, 2007, BMCA delivered to the Special Committee an irrevocable, binding offer for such a transaction, which offer expires if not accepted on or before February 6, 2007 (the “Offer Letter”). Following receipt of the Offer Letter, the Board, upon the recommendation of the Special Committee, and with advice from its outside legal and financial advisors, by unanimous vote of all of its members (with two directors who are senior executives of the Company abstaining) determined the offer to be a “Superior Proposal” within the meaning of the Amended Merger Agreement and determined to issue to Carlyle a notice of the Company’s intention to terminate the Amended Merger Agreement. This notice is subject to a 5 business day waiting period, during which Carlyle has the opportunity to make a counter proposal. If no counter proposal is made during this time or the Board determines that BMCA’s offer remains superior to any counter proposal from Carlyle, the Company will have the right to terminate the Amended Merger Agreement upon payment to an affiliate of Carlyle of a termination fee of $29 million, and the Company would then be free to accept BMCA’s offer. If the Company accepts BMCA’s offer by entering into a merger agreement in the form attached to the Offer Letter, BMCA has agreed to reimburse the full amount of this termination fee within one business day of receiving notice that the Company has paid the termination fee to Carlyle.

                    On January 30, 2007, the Company issued a press release announcing the Board’s determination and the Company’s notification of Carlyle of its intention to terminate the Amended Merger Agreement.

                    On January 30, 2007, Mr. Karol sent a letter to the Company’s employees notifying them of the foregoing.

                    The foregoing descriptions are qualified in their entirety by the full text of the Offer Letter, the press release and the letter to employees, which are included herein as exhibits (a)(23), (a)(24) and (a)(25), respectively, and which are incorporated herein by reference.

Item 9.	Exhibits.

Exhibit No.	Description

(a)(23)	Offer Letter, dated January 29, 2007, from BMCA Acquisition Inc., BMCA Acquisition Sub Inc. and
Building Materials Corporation of America, to the Special Committee of the Board of Directors of ElkCorp
(incorporated by reference to Exhibit (a)(1)(U) to Amendment No. 2 to Schedule TO of BMCA
Acquisition, Inc. and BMCA Acquisition Sub, Inc. filed with the Securities Exchange Commission on
January 30, 2007)

(a)(24)	Press release issued by ElkCorp, dated January 30, 2007 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on
January 30, 2007)

(a)(25)	Letter, dated January 30, 2007, to ElkCorp employees (incorporated by reference to Exhibit 99.2 to the
Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on
January 30, 2007)

SIGNATURE

                    After due inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

ELKCORP

By: /s/ Thomas D. Karol
Name: Thomas D. Karol
Title: Chairman of the Board and
Chief Executive Officer

Dated: January 30, 2007

INDEX OF EXHIBITS

Exhibit No.	Description

(a)(23)	Offer Letter, dated January 29, 2007, from BMCA Acquisition Inc., BMCA Acquisition Sub Inc. and
Building Materials Corporation of America, to the Special Committee of the Board of Directors of ElkCorp
(incorporated by reference to Exhibit (a)(1)(U) to Amendment No. 2 to Schedule TO of BMCA
Acquisition, Inc. and BMCA Acquisition Sub, Inc. filed with the Securities and Exchange Commission on
January 30, 2007)

(a)(24)	Press release issued by ElkCorp, dated January 30, 2007 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on
January 30, 2007)

(a)(25)	Letter, dated January 30, 2007, to ElkCorp employees (incorporated by reference to Exhibit 99.2 to the
Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on
January 30, 2007)